UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 1-5964

(Check One): [ ] Form 10-K [ ]Form 20-F [ ]Form 11-K [X] Form 10-Q [ ]Form N-SAR

For Period Ended: 03/31/05

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[X] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: 03/31/05

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

n/a

PART I -- REGISTRANT INFORMATION
IKON Office Solutions, Inc. Full Name of Registrant
n/a Former Name if Applicable
70 Valley Stream Parkway Address of Principal Executive Office (Street and Number)
Malvern, PA 19355 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

IKON Office Solutions, Inc. (the "Company") was unable to file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 (the "Form 10-Q") by May 10, 2005. The Company is unable to meet the Form 10-Q deadline because the Company requires additional time to complete its review (the “Review”) of billing controls and reserve practices for trade accounts receivable described in its April 21, 2005 press release and in its report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on April 28, 2005. The Company expects to file the Form 10-Q as soon as practicable following the completion of the Review.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Robert F. Woods (Name)	(610) (Area Code)	408-2080 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes   [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   [ ]  Yes    [ ]  No

As indicated in the Company’s Form 8-K filed with the SEC on April 28, 2005, based solely on the preliminary data available, the Audit Committee of the Board of Directors of the Company concluded that the Company will be required to restate one or more of the previously-issued financial statements included in the Company’s Form 10-K for fiscal 2004 and Form 10-Q for the first quarter of fiscal 2005.  As a result of the Review described in Part III above, the Company is currently unable to determine whether there will be significant change in its results of operations from the second quarter of fiscal year 2004.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

IKON Office Solutions, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2005	By /S/ ROBERT F. WOODS
Robert F. Woods
Senior Vice President and
Chief Financial Officer